March 30, 2007

Attn: Lisa Vanjoske

Mr. Jim B Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

Washington DC 20549

Re:	Caraco Pharmaceutical Laboratories Ltd.
Form 10-K for Fiscal Year Ended March 31, 2006 File No. 001-31773

Dear Mr. Rosenberg,

In response to your comment regarding chargebacks, page 19 from our Form 10-K for fiscal year ended March 31, 2006 we have provided the following response:

Staff Comment.

You disclose that: “The amount of actual chargebacks claimed could be either higher or lower than the amounts we accrued. Changes in our estimates, if any, would be recorded in the income statement in the period of the change. If we over or under estimate the amount that will ultimately be charged back to us by our wholesaler customers, there could be a material impact on our financial statements.” This disclosure seems to indicate you can quantify the change in estimate of chargebacks. Provide us revised rollforward schedules for all revenue reduction categories showing amounts in the line item for the change in estimate in the current period related to sales made in the prior period. If you cannot determine the change in estimate for this item, provide us in disclosure-type format a narrative explaining why you cannot determine the amount of the change in estimate and therefore do not know whether the change in estimate recorded in any period presented has had a material impact to your operation or financial position.

Response

We are currently unable to specifically determine whether the amounts allowed in specific prior periods for chargeback reserves have been over or understated. Our wholesaler customers who submit chargebacks to the company do not reference a specific invoice that the chargeback is related to when the chargeback is submitted to the Company. Thus, we cannot determine the specific period to which the wholesaler’s chargeback relates. Though we provide sales out to our wholesale customers with sufficient detail, including, invoice number, lot number and expiration, our wholesale customers currently do not provide that information when it ships the product. Accordingly, the change in our allowance from period to period relates to the current period only.

1150 Elijah McCoy Drive Detroit, Michigan 48202 Tel: 313-556-4104 Fax: 313-556-4102

Mr. Jim B Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

Washington DC 20549

In spite of these factors, we do believe that our method of estimating our reserves against sales for chargebacks provides for materially accurate periodic estimates. Our chargebacks are estimated on a historical rate utilizing the actual current rate of chargebacks for each product, measured against both the actual chargeback rates that occurred in the last three month period, versus the last six month period in order to draw a reasonable conclusion that our estimates are materially accurate. This assists us in developing a trend and evaluating our estimates. We accrue for all sales made to wholesalers in the given period utilizing the same rates that both the current and historical trends dictate. This allows for consistency in estimates.

We have provided below our proposed go forward chargeback disclosure to be included in our future Exchange Act reports. It includes reference to our go forward process of obtaining the level of inventory on hand at our wholesale customers. It also identifies for clarity that our chargeback sales estimates include all sales to our wholesale customers in the period. Utilizing the remaining inventory on hand at our wholesale customers should, together with using actual current rates of chargebacks and historical three and six month rates, aid us in confirming the accuracy of our estimates. We currently receive a report of inventory levels remaining at our wholesale customers manually. We anticipate a move to a systematic approach long term. Should our wholesale customers provide data that tracks lot number and expiration date both received and shipped, we will then utilize that data to support our future estimates.

Proposed Disclosure

Chargebacks

Chargebacks represent our most significant provision against gross accounts receivable and related reduction to gross revenue. Chargebacks are retroactive credits given to our wholesale customers that represent the difference between the lower price they sell (contractual price) to retail, chain stores, and managed care organizations and what we charge the wholesaler. We estimate chargebacks at the point of sale for our wholesale customers. We are currently unable to specifically determine whether the amounts allowed in specific prior periods for chargeback reserves have been over or understated. Wholesaler customers who submit chargebacks to the company do not reference a specific invoice that the chargeback is related to when the chargeback is submitted to the Company. Thus, we cannot determine the specific period to which the wholesaler’s chargeback relates.

We consider the following factors in the determination of the estimates of chargebacks.

1. The historical data of chargebacks as a percentage of sales, as well as actual chargeback reports from our primary wholesaler customers.

Mr. Jim B Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

Washington DC 20549

2. Volume of all products sold to wholesaler customers and the average chargeback rates for the current quarter as compared to the previous quarter and compared to the last six month period.

3. The sales trends and future estimated prices of our products, wholesale acquisition cost (WAC), the contract prices with the retailers, chain stores, managed care organizations (end-users), and our wholesaler customer’s contract prices.

4. We utilize remaining inventories on hand at our primary wholesaler customers at the end of the period in the calculation of our estimates.

Such estimated amounts, in addition to certain other deductions, are deducted from our gross sales to determine our net revenues. The amount of actual chargebacks claimed could be either higher or lower than the amounts we accrued. Changes in our estimates, if any, would be recorded in the income statement in the period of the change. If we materially over or under estimate the amount that will ultimately be charged back to us by our wholesale customers, there could be a material impact on our financial statements.

We appreciate the opportunity to clarify this process with you. Please don’t hesitate to contact me directly with any questions.

Sincerely,

/s/ Steven R. Walker

Steven R. Walker

General Counsel and Secretary

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